United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

BYLAWS OF

BOARD OF DIRECTORS OF VALE S.A.

The Board of Directors of Vale S.A. ("Board of Directors" and "Vale" or "Company", respectively), in the exercise of their attributions, approved these Bylaws of the Board of Directors ("Bylaws") at a meeting held on 28.07.2021 in order to discipline its functioning, as well as its relationship with the other governance bodies of the Company, subject to the provisions of Vale's Bylaws and applicable legislation, as follows:

CHAPTER I - MISSION

1.1	The Board of Directors' mission is to protect the Company's assets and maximize, in the long term, the return on investment of its shareholders, acting within the highest ethical principles, in order to maintain the Company's perpetuity so that it transforms natural resources into prosperity and sustainable development, in line with Vale's mission.

CHAPTER II - INVESTMENT

2.1	A The investiture of the Officers is subject to the signing of the respective term of office, as described below, as well as the fulfillment of other applicable legal requirements and will remain in force until (i) the end of the term of office of the Board of Directors, or (ii) its vacancy, which may occur at any time.

2.1.1	The term of office of the members of the Board of Directors will extend until the investiture of the respective successors.

2.2	Prior to taking office in their respective positions, at the time of their appointment, the members of the Board must submit the following documents:

(i)	Copy of valid identity document, with photo;

(ii)	Copy of the registration document in the Registry of Individuals of the Ministry of Finance (CPF) of Brazil or of the passport, as the case may be;

(iii)	D&O Questionnaire for Members of Vale's Board of Directors, pursuant to applicable law; and

(iv)	Declaration of compliance with minimum qualifications or declaration of clearance and declaration of independence, as applicable, pursuant to Vale's Management Appointment Policy and current legislation.

2.3	After the delivery of the aforementioned documents, the Officers will be invested in their respective positions by signing the following documents, which will be filed at the Company's headquarters:

(i)	Instrument of investiture including statement on legal status for performance of duties, subject to the arbitration clause contained in Vale's Bylaws;

(ii)	Instrument of Receipt and Commitment to Vale's Code of Conduct;

(iii)	Instrument of Adhesion to Vale's Policy for Disclosure of Material Fact and Securities Trading, accompanied by the information required in accordance with said Policy;

(iv)	Instrument of Consent to Vale's Policy on Transactions with Related Parties and Conflict of Interests, accompanied by the information required in accordance with said Policy; and

(v)	Instrument of Adhesion to the Rules of Use of Vale's Corporate Governance Portal (“Portal”).

2.4	Notwithstanding the foregoing, the Officers hereby undertake to sign any other documents necessary for the investiture, pursuant to applicable law and Vale's internal rules.

CHAPTER III - VACANCY

3.1	The vacancy of a position of member of the Board of Directors may be due to dismissal, resignation, disability, death, proven impediment, loss of mandate or as a result of other events provided for by law.

3.1.1	In the event of a vacancy, the Officer will automatically lose access to the corporate e-mail (@vale.com) and to the Portal and must return to the Company any property or equipment made available to him/her for the exercise of his functions.

3.2	The resignation to the position is made by mail from the resigning to the PCA, becoming effective, before the Company, as of its receipt, and, before third parties, as of the disclosure to the market and filing of the mail with the State Board of Trade of Rio de Janeiro, under the legal terms.

CHAPTER IV - DUTIES

4.1	In general terms, the Board of Directors will be responsible for establishing the general orientation of the business, defining the strategy of the Company and its subsidiaries and monitoring and evaluating the management, carrying out the activities within its competence established in the applicable legislation, in the Bylaws and in the internal rules of Vale.

4.2	The members of the Board of Directors must pay attention to the distinction between the powers and duties of the Board of Directors and the powers and duties of the Executive Board.

CHAPTER V - RIGHTS AND DUTIES OF OFFICERS

5.1	It is the duty of every Officer, in addition to those provided for in the applicable legislation, in the Bylaws, in the Code of Conduct and in the Company's Policies:

(i)	Respect the limits of his/her duties to preserve the collegiate and other members of the Board of Directors, since the individual action of any member may imply the liability of other members of the Board of Directors;

(ii)	Attend the meetings of the Board of Directors duly prepared to discuss and deliberate on the matters covered by the agenda, having examined the documents previously made available;

(iii)	Maintain secrecy of any and all information of the Company to which you have access due to the exercise of the position, using it only for the exercise of his/her duties as an Officer, under penalty of being liable for the act that contributes to its improper disclosure;

(iv)	To declare, prior to the resolution, the existence, for any reason, of a private interest conflicting with that of the Company in a certain matter submitted to his/her appreciation, abstaining from his/her discussion and vote;

(v)	Refrain from acting, directly or indirectly, in any way, in companies that may be considered competitors of Vale and its subsidiaries;

(vi)	Refrain from receiving any undue advantage, due to the exercise of the position;

(vii)	Promote effectiveness and transparency in the interaction of the Board of Directors with other Vale governance bodies; Promote effectiveness and transparency in the interaction of the Board of Directors with other Vale governance bodies;

(viii)	Refrain from intervening in any business (i) with the Company, its subsidiaries and affiliates, (ii) between the Company and subsidiaries and affiliates of Vale's administrators; and (iii) between the Company and any other company that, with any of the aforementioned persons, is part of the same group, except with the prior and specific approval of the Board of Directors, as well as resulting in non-compliance with the Policy on Transactions with Related Parties and Conflict of interests; and

(ix)	Periodically submit to the Company the statement on potential conflict of interest.

5.2	It is expressly forbidden to make any loans, by Vale and/or its subsidiaries, in favor of a member of the Board of Directors and/or related parties, pursuant to the Policy on Transactions with Related Parties and Conflict of Interests.

5.3	The Officers will have access to all documents and information necessary for the exercise of their functions, except for matters of conflict of interest. Any and all requests for documents and information must be addressed by the Officers to the Corporate Governance Department.

5.4	Likewise, meetings between Vale executives and members of the Board of Directors must be mediated by the Corporate Governance Department, with the knowledge of the PCA, whether requested by any of the parties or by the Board itself.

5.5	In order to ensure the equality of information among all Officers, the documents and information provided to an Officer must be equally made available to all other members of the Board of Directors, through the Portal. To this end, the executive of Vale who, exceptionally, will be directly contacted by an Officer will be responsible for providing a summarized record of the topics that are discussed at this meeting for forwarding to the Corporate Governance Department and subsequent availability to the other members of the Board of Directors.

5.6	Additionally, Officers and members of their Advisory Committees must address any requests for visits to Vale's facilities and operations, in addition to technical or onboarding visits provided for in the annual calendar, to the Corporate Governance Department and the PCA.

5.7	In cases of possible conflict of interest in relation to a specific issue, the member of the Board of Directors involved shall not receive any document or information on the matter and shall distance themselves, including physically, from the discussions, without neglecting their legal duties, pursuant to the Related Party Transactions and Conflict of Interest Policy.

5.8	Occasionally, the PCA may appoint one or more Officers to represent the board before specific stakeholders or institutions, upon express request and in coordination with the PCA and the Company's Chief Executive Officer. Except for such situations, Vale's board of directors is responsible for the Company's relationship with government agencies, authorities, justice institutions, the press, clients, communities, associations, NGOs and other stakeholders, except for the statutory role of the PCA or the lead independent director (“LID”) in the engagement with shareholders, always aligned with the Investor Relations area.

5.9	Officers who, in their personal contacts, have interaction with Vale's shareholders, and in the event that material facts about the Company arise in these conversations, must briefly communicate such facts in writing to the PCA or LID. In the absence of such materiality, but in the case there has been discussion about the Company, communication is expected as a good practice, on an optional basis.

5.10	The members of the Board must refrain from mentioning matters related to Vale that are not information already duly disclosed by the Company, including through social networks or when participating in events of any nature.

CHAPTER VI - THE CEO' DUTIES

6.1	It is incumbent upon the PCA, without prejudice to other duties conferred upon him/her by these Bylaws, the Articles of Association and the applicable legislation:

(i)	Define the agenda, convene and preside over the meetings of the Board of Directors, including the “Guidelines for Meetings and Dynamics with the Board of Directors” contained in Annex 1 to these Bylaws, interacting with the other Officers and stakeholders;

(ii)	Ensure the effectiveness and good performance of the agency;

(iii)	Ensure the smooth execution of the meetings, compliance with the agenda and deadlines for presentation, encouraging the participation of all Officers present in the discussions of the matters object of the agenda;

(iv)	Prepare and propose the annual calendar and the Work Plan of the Board of Directors, as well as ensure its disclosure to the executive board;

(v)	Coordinate the annual assessment process of the Board of Directors and ensure its proper disclosure, including the result of the assessment of the body as a collegiate body; and

(vi)	Ensure the faithful compliance with these Bylaws.

CHAPTER VII - RESPONSIBILITIES OF THE CORPORATE GOVERNANCE DEPARTMENT

7.1	The Board of Directors will have the support of the Corporate Governance Department, which will have the following attributions:

(i)	Support the PCA or his/her substitute in the exercise of their duties;

(ii)	Propose the agenda for the meetings of the Board of Directors and align it with the PCA;

(iii)	Support the PCA in preparing the annual calendar and basic topics with the dates of the General Meetings and meetings of the Board of Directors and Advisory Committees, as well as in disclosing the approved calendar;

(iv)	Arrange for the convening of meetings, respecting the powers of the decision-making and execution bodies;

(v)	Support the Officers in the performance of their duties, ensuring that they receive complete and timely information on the items on the agenda of the meeting, and ensure the smooth functioning of the Portal;

(vi)	Chair the meetings, prepare the respective minutes, arrange for its registration in a proper book and, when applicable, issue and disseminate extracts and certificates of the resolutions, carry out its publication and filing;

(vii)	Be responsible for keeping the minutes of the Board of Directors' meetings and their respective supporting material;

(viii)	Disclose the recommendations and resolutions of the Board of Officers in the relevant areas of the Company and monitor their compliance;

(ix)	Conduct the integration and training program for new members of the Board of Directors;

(x)	Support the Advisory Committees of the Board of Directors in the exercise of their activities;

(xi)	Ensure that the Company is in line with the best Corporate Governance practices and propose changes, when applicable;

(xii)	Support the Company in the preparation and monitoring of governance documents, including Internal Policies and Regulations, ensuring their compliance with applicable regulations and laws and their application at all levels of the organization;

(xiii)	Act as the main point of contact and dialogue between the Board of Directors, Advisory Committees and the Supervisory Council with the executive board and employees of the Company and its subsidiaries, ensuring proper interaction and timeliness and equity in the flow of information, optimizing the decision-making process of Vale; and

(xiv)	Support the Board of Directors in the process of evaluating its performance.

CHAPTER VIII - OPERATING RULES

8.1	The Board of Directors will meet, ordinarily, at least 8 (eight) times a year and, extraordinarily, whenever called by the PCA or, in his/her absence, by the VPCA or by 1/3 of the Officers together.

8.2	The notice will be sent by the Corporate Governance Department to all members of the Board of Directors, preferably 16 (sixteen) days in advance, observing the best interests of the Company, through the appropriate tools of the Portal, including the date, the time and place of the meeting, as well as the preliminary proposal of matters to be discussed.

8.3.	In addition, the “Guidelines for Meetings and Dynamics with the Board of Directors” contained in Annex I to these Bylaws must be observed.

8.4	The meetings will only be set up with the attendance of the majority of its members and these will only deliberate upon the favorable vote of the majority of the members present.

8.5	Notwithstanding the convening rules set out above, the meeting attended by all Officers shall be considered valid.

8.6	The meetings of the Board of Directors will be held at Vale's headquarters or office, and may, exceptionally, be held at a different location, or may be held by teleconference, videoconference or any other means of simultaneous communication that ensures the effective participation of its members and the authenticity of the vote. The Officer, in these cases, will be considered present at the meeting and his vote will be valid, for all legal purposes.

8.6.1	The meetings of the Board of Directors may take place virtually, using the Portal, teleconference, or by email. In this case, the minutes of the meeting will be sent for analysis by the Officers within 5 (five) business days after the meeting, and the Officers must submit any suggestions and approval within a period of up to 2 (two) business days, in order to that the approved minutes are duly disclosed, drawn up in the proper book and signed, as provided for in items 8.9 and 8.10.

8.7	The substitute member of the Board of Directors representing the employees will not participate in the meetings of the Board together with its respective regular member. In case of impediment or temporary absence of the regular member, he/she must inform his/her respective substitute about the holding of the meeting, as well as the Corporate Governance Department so that they can send the substitute Officer the documents required for his/her participation in the meeting.

8.8	The PCA may, on his/her own initiative or at the request of any Officer, invite the Chief Executive Officer and other members of the executive board, independent auditors, members of the Supervisory Board, members of the Advisory Committees and/or persons internal and external to the Company to attend part of the meetings and provide clarifications or information on the matters under consideration by the Board, observing any conflict of interest and confidentiality matters.

8.8.1	The Officers shall meet in regularly scheduled executive sessions without the presence of the Executive Board.

8.9	The minutes of the meetings shall be clearly drafted, recording attendance, presentations made, all decisions taken, including votes against, and abstention from voting due to conflicts of interest.

8.9.1	The minutes will be prepared in accordance with the principle of transparency. In this sense, the extract of the minutes, or its summary, will be disclosed and any confidential items of the summary, as an exception, must be omitted with the indication “confidential” in the respective item.

8.9.2	The minutes of meeting must be made available to the PCA by the Corporate Governance Department after the meeting, as soon as possible, for review and subsequent submission to the other Officers, observing the legal deadlines for disclosure, as applicable

8.9.2.1 The minutes of the meeting will be sent for analysis by the Officers within 5 (five) business days after its completion and the officers must submit any suggestions and approval within 2 (two) business days thereafter.

8.10	The minutes of the meetings of the Board of Directors will be drawn up in the Book of Minutes of the Meetings of the Board of Directors of Vale, which, after being read and approved by the attending Officers, will be signed, physically or digitally, according to applicable legislation, by as many as enough to constitute the majority necessary for the approval of the subjects.

CHAPTER IX - ADVISORY COMMITTEES

9.1	The Board of Directors will have, on a permanent basis, the following 07 (seven) Advisory Committees: People, Remuneration and Governance Committee, Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Nomination Committee, Sustainability Committee and Innovation Committee, whose operating rules and duties will be defined in the respective Bylaws, which will be approved by the Board of Directors.

9.2	The Board of Directors, whenever deemed necessary, may create, for its assistance, new committees to deal with specific topics, other than those provided for by the aforementioned Advisory Committees.

9.3	The Advisory Committees have no executive or deliberative duties, and their opinions and recommendations must be addressed to the Board of Directors for resolution. Except as required by applicable legislation or regulation, the opinions of the Advisory Committee are not a condition required for the presentation of the matter for examination and resolution by the Board of Directors.

9.4	The members of the Advisory Committees must have notorious experience and technical capacity in relation to matters subject to the responsibility of the committee in which they participate, subject to the rules established in the respective Bylaws, and shall be subject to the same legal duties and responsibilities as the Company's administrators.

9.5	The Coordinator of each Advisory Committee must be a member of the Board of Directors and will provide clarifications on matters within the competence of said Committee and will report on the progress of the work carried out in this area during the meetings of the Board of Directors.

CHAPTER X - INTERACTION WITH OTHER AGENCIES

10.1	The Board of Directors will meet:

(i)	at least quarterly, with the Supervisory Board and/or the Audit Committee to deal with matters of common interest provided for in the Bylaws and applicable legislation;

(ii)	at least once a year, with the person responsible for the Company's Internal Audit to monitor the Audit Reports, as well as to assess the Internal Audit area and the Auditor;

(iii)	at least at each presentation of Vale's quarterly and annual results, with the Company's independent auditors to deal with matters of common interest provided for in the Bylaws and applicable legislation;

(iv)	at least once a year, with the person responsible for the Company's Reporting Channel to follow up on issues related to the topic and Vale's Code of Conduct, as well as for evaluation by the Chief Compliance Officer (“CCO”);

(v)	at least once a year, with the person responsible for the Corporate Governance Department to monitor and assess the area.

CHAPTER XI - REMUNERATION

11.1	The Board of Directors shall resolve on the distribution of the annual global remuneration of Vale's administrators established by the General Meeting among its members and those of the Executive Board.

11.2	In compliance with the provisions of Vale's Bylaws, the members of the Advisory Committees will be remunerated as established by the Board of Directors, taking into account their responsibilities, the time dedicated to their duties, their competence and professional reputation and the value of their services in the Marketplace.

CHAPTER XII - PERFORMANCE ASSESSMENT

12.1	The Board of Directors shall carry out an annual performance assessment, the result of which the body's assessment as a collegiate will be disclosed to all its members.

12.1.1	The Board of Directors may count on the support of the People, Compensation and Governance Committee for the analysis and recommendation of the performance evaluation methodology, including any improvements.

12.2	The PCA will be responsible for coordinating the evaluation process and for disclosing the respective result under the aforementioned terms.

12.2.1	The PCA may rely on the support of an external consulting firm in the Board of Directors' assessment process.

12.3	It will also be incumbent upon the PCA to provide the Investor Relations Director with information about Vale on the assessment process of the Board of Directors and the Advisory Committees, including the procedures used to carry out the assessment and the methodology adopted, in order to allow such information is disclosed in due course by the Company.

CHAPTER XIII - GENERAL PROVISIONS

13.1	Any omissions to these Bylaws, interpretation doubts and changes to its terms will be decided at a meeting of the Board of Directors.

13.2. In the event of any conflict between these Bylaws and Vale's Bylaws, the latter will prevail and these Bylaws must be amended as necessary.

13.3.	These Bylaws come into force on the date of their approval by the Board of Directors.

ANNEX 1 TO THE BOARD OF DIRECTORS' BYLAWS

GUIDELINES FOR MEETINGS AND DYNAMICS WITH THE BOARD OF DIRECTORS

1.	The calendar of ordinary meetings of the Board of Directors shall be published annually.

2.	One should avoid changing dates defined in the calendar, except in exceptional situations.

3.	Meetings should preferably take place between 8:00 am and 6:00 pm, on weekdays, respecting the country's conventional working hours.

4.	The Corporate Governance Department must ensure the harmonization of meetings of the Board of Directors and Advisory Committees, aiming at minimizing impacts on the work agenda of the Company's executives.

5.	The PCA, the coordinators of the Advisory Committees and the Corporate Governance Secretariat will be responsible for defining the agenda of the meetings, time to be allocated to each theme, invited participants for each subject, and for controlling the effective use of time, according to the detailed flowchart further up.

5.1. If the PCA does not accept the request of any Director to include a matter on the agenda, his/her reasons must be explained and the request submitted for consideration by the board.

5.2. The matter whose inclusion on the agenda is approved by the favorable vote of the majority of the Officers present must be included in the first subsequent ordinary meeting.

6.	The strategic agenda of the Board of Directors and its Advisory Committees must be ensured within the scope of their duties, and periodic revisions to the Policy on Delegation of Authority, Vale's Bylaws and its Bylaws may be proposed.

6.1. If the Board of Directors identifies topics in its discussion agenda that do not demand its performance, it may request the executive board to propose a new modification to the Company's Delegation Policy.

7.	Presentations during Board of Directors meetings must be concise and objective, and carried out within the time designated for the topic, including Q&A and discussions, based on the premise that the officers evaluated the documentation sent in advance. Following this concept, presenters should only introduce the topic and the meetings focus on Q&A and discussion of the topic under evaluation.

8.	Presentations must follow the standards provided for in the Planning, Development and Management Standard (NFN-0001), in particular regarding:

(i)	Direct Resolution Proposal – PDD;

(ii)	Information Document to the Board of Directors – DICA.

Direct Resolution Proposals to the Board of Directors (via PDDs), Executive Board Resolutions ("DDEs") and/or Information Documents to the Board of Directors ("DICAs") may be accompanied by support slides and support materials for allow a better understanding of the matter, always limited to a maximum of 10 slides, except in exceptional situations approved by the PCA.

Supporting slides must not contain material information that is not contained in the PDDs, DDEs and/or DICAs.

9.	Any official communication addressed to the members of the Board of Directors, as well as records, information, documents and reports made available formally, must occur through Vale's Corporate Governance Portal.

10.	Written communications between Officers must use the email addresses in the VALE environment (@vale.com). One should avoid exchanging messages at private addresses or from other companies.

11.	Except in the case of emergency matters, meetings of the Officers with the directors and executives must be requested at least 3 working days in advance, in order to allow due scheduling and preparation.

12.	For better viewing, below is the base flow for holding the Board of Directors' meetings.

Note 1: changes in the agenda of the Board of Directors' meeting or in the Portal documentation after the meeting has been called may only be made in special and/or exceptional cases, after alignment with the Chairman/woman of the Board of Directors.

Note 2: matters that require opinions from the Advisory Committees whose meetings occur between the call notice and the holding of the Board of Directors' meeting will have the opinions and/or reports addressed to the Board of Directors by the date of the respective meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 12, 2021		Head of Investor Relations